UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405


April 22, 2005

Via Facsimile and U.S. mail

James K. B. Hesketh, President
Canyon Resources Corporation
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401

RE:		Canyon Resources Corporation
		Preliminary Schedule 14A
		Filed on April 15, 2005
		File No. 001-11887

		Form 10-K/A
		Filed on April 20, 2005
		File No. 001-11887

Dear Mr. Hesketh:

      We have reviewed the above filing, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. You are seeking to amend your certificate of incorporation to increase the number of authorized shares of common stock. Please state whether there are any plans, proposals, or arrangements to issue the securities upon securing shareholder approval.

2. You are also seeking shareholder approval of the issuance of up to
17 million shares of common stock for "general corporate purposes."
You note that you are seeking the approval to meet requirements under
Sections 712 and 713 of the American Stock Exchange Company Guide.
Both
Amex
rules require approval by shareholders if the issuance of the securities is in connection with certain specified transactions, not just for "general corporate purposes." Please advise whether the securities will be issued in connection with any of the specified transactions.

Form 10-K/A

3. We note your disclosure that "[e]xcept as described above, there were no changes in internal control over financial reporting during the period to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company`s internal control over financial reporting." Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct questions relating to disclosure issues to Carmen
Moncada-Terry at (202) 824-1908 or, in her absence, to the
undersigned, at (202) 942-1870.   Direct any correspondence to us
at
the following ZIP Code: 20549-0405.

      Sincerely,



									H. Roger Schwall
									Assistant Director

cc:	Carmen Moncada-Terry



























Canyon Resources Corporation
April 22, 2005
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